

May 7, 2014

Via E-mail
Allen Lindstrom
Chief Financial Officer
Barnes & Noble, Inc.
122 Fifth Avenue
New York, NY 10011

> **Re:** **Barnes & Noble, Inc.**
> **Form 10-K for the Fiscal Year Ended April 27, 2013**
> **Filed July 29, 2013**
> **Form 10-Q for the Quarterly Period Ended January 25, 2014**
> **Filed March 5, 2014**
> **Response dated April 17, 2014**
> **File No. 001-12302**

Dear Mr. Lindstrom:

We have reviewed your response dated April 17, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 27, 2013

Item 15. Exhibits and Financial Statement Schedules, page 47

1. We note your response to comment 2 in our letter dated March 20, 2014. Please explain in detail the drivers of the fluctuations in the balance of the sales return reserve for each period presented, as well as how you develop this estimate.

Exhibit 13.1

Notes to the Consolidated Financial Statements

10. Income Taxes, page F-58

2. We note your response to comment 7 in our letter dated March 20, 2014. With respect to the research and development tax credits, please explain in detail whether any new information became available during the 2013 fiscal year that caused you to engage the third-party consultant on or about January 2013 that was different than information that was available to you during the prior two years, and describe the new information. Additionally, please tell us what new information was provided by the third-party consultant's study that caused you to record the deferred tax asset, and explain whether the information was available to you in prior periods.

Form 10-Q for the Quarterly Period Ended January 25, 2014

Item 1. Financial Statements (Unaudited)

Notes to Consolidated Financial Statements

(5) Earnings (Loss) per Share, page 10

3. We note your response to comment 13 in our letter dated March 20, 2014. Please provide us with a summary of your calculation of both the allocation of earnings and dividends to participating securities of $2,604 thousand and the diluted allocation of earnings and dividends to participating securities of $2,338 thousand, along with detailed explanations of any antidilution sequencing utilized in your calculation of diluted EPS as provided for in ASC 260-10-45-17 through 20.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief